Holland & Knight

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Holland & Knight LLP | www.hklaw.com

Laurie L. Green
954 468 7808
laurie.green@hklaw.com

May 29, 2013

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Mail Stop 3561

> Re: **OUR MicroLending, LLC**
> **Amendment No. 11 to Registration Statement on Form 1-A**
> **Filed May 17, 2013**
> **File No. 024-10286**

Dear Mr. Nolan:

On behalf of OUR MicroLending, LLC (the "Company"), we hereby respond to the Commission Staff's comment letter, dated May 24, 2013, regarding Amendment No. 11 to the Offering Statement, filed with the Commission on May 17, 2013. In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. Please note that for the Staff's convenience we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter.

In addition, we have simultaneously filed seven copies of Amendment No. 12 to the Company's Offering Statement on Form 1-A (the "Offering Statement") with the filing desk. For your review, we have included herewith three courtesy copies of the Offering Statement and three copies marked to show changes from Amendment No. 11.

Consolidated Financial Statements - September 30. 2012

Notes to the Financial Statements

Note 14 - Fair Value Measurements, pages 14-15

1. We have reviewed your response to our prior comment number 10 with respect to the company's assertion that the carrying value and fair value of loans payable greater than 12 months are identical. In this regard, we note that some of these loans have a term of 360 days and interest rates of 8%. Please refer to ASC 820-10-35-16B, 35-16BB and 35-17 and disclose the fair value which is the price that would be received to pay to transfer a liability in an orderly transaction between market participants at the measurement date.

    The amount of loans payable in Note 15 to the 2012 financial statements and Note 14 to the 2011 financial statements has been revised. Please be advised that for purposes of calculating the fair value for loan payables under 360 days, the fair value is equal to book value. For loan payables over 360 days, the method used to calculate fair value is the book value plus a premium to establish an exit price, which is calculated at a rate of 7.86%.

Consolidated Financial Statements - December 31, 2011

Financial Statements

Consolidated Statements of Cash Flows, page 4

2. We have reviewed your response to our prior comment number 11. We note that the Annex A rollforward for accrued interest payable indicates an increase to accrued interest payable for 2012 in the amount of $63,555 which is not consistent with the amount of interest expense recorded on the consolidated statement of operations in the amount of $41,923. Please revise or advise.

    The revised rollforward is attached as Annex A showing accrued interest payable for 2012 in the amount of $41,923, which is consistent with the amount shown in the statement of operations.

Management Relationships, Transactions and Remuneration, page 28-30

3. Please revise the disclosure to ensure that it is consistent with the amounts recorded in the financial statements, as necessary.

    The Company believes that the disclosure in this section and the financial statements are consistent. The amounts reflected under Management Relationships, Transactions and Remuneration shows the compensation for the management team, while the financial statements show salaries for all employees (including microfinance specialists and clerks, among others) and related expenses.

Financial Statements

General

4. **Please update the Form 1-A in its entirety to include the results for the interim period ended March 31, 2013.**

    The Company respectfully requests permission not to update the Form 1-A for the period ended March 31, 2013. Part F/S of Form 1-A permits issuers, upon a showing of good cause, to not update the financial statements until six months after the issuer's most recent fiscal year end. The Company believes that the requirement to update the financial statements would cause delay in its ability to raise much needed capital under the Regulation A offering, and would be costly to the Company. The Company is a small company with a very small accounting department (2 employees). Due to the small size of the accounting department, updating the financial statements takes longer than for companies with larger accounting departments. Further, the Company's ability to continue its operations is dependent on receiving capital under the Regulation A offering. Any delay caused by the preparation of the financial statements and the staff's review of the new financial statements can be detrimental to the Company.

    See also paragraph 1220.1 of the Division of Corporation Finance Financial Reporting Manual which states that the latest balance sheet must be as of a date no more than 180 days on Form 1-A.

Consolidated Statement of Operations for the Period Ended December 31, 2012, page 2

5. **We note the amount of amortization expense recorded of $33,253. Please provide a note to the financial statements to indicate the nature of the item amortized as well as the method of amortization.**

    Note 6 has been added to the 2012 financial statements.

Consolidated Statement of Cash Flows for the Period Ended December 31, 2012, page 4

6. **We note the supplemental disclosure of non-cash financing activities line item titled capitalization of accrued interest on loans payable. ASC 835 defines capitalized interest as part of the historical cost of acquiring certain assets. It appears that based on the information appearing in Annex A that accrued interest payable was reclassified to loans payable. Accordingly, revise the line item to read reclassification of accrued interest of loans payable.**

    The cash flow statement for the year ended December 31, 2012 has been revised so that the line item now reads reclassification of accrued interest of loans payable.

<u>**Consolidated Financial Statements - December 31, 2011**</u>

<u>**Financial Statements**</u>

<u>**Notes to the Financial Statements**</u>

<u>**Note 7 - Related Party Transactions**</u>

<u>**Loans Payable, page 13**</u>

7.   **We note the disclosure in the first two sentences of the last paragraph which does not appear to be accurate as well as the disclosure in the remainder of the last paragraph which appears to be disclosed elsewhere. Please delete the information or advise the staff as to the necessity and relevance of the disclosure, accordingly.**

Note 7 has been revised to clarify the disclosure.

If you have any questions regarding the above, please contact the undersigned at (954) 468-7808.

Sincerely yours,

HOLLAND & KNIGHT LLP

By: *Laurie Green*

Laurie Green

ANNEX A

ROLL FORWARD OF LOANS PAYABLE & ACCRUED INTEREST PAYABLE

Loans Payable			Accrued Interest Payable		
Beginning Balance 2010	$	731,892	Beginning Balance 2010	$	4,808
New Loans	$	453,947	Accrued Interest 2010	$	83,715
Reclassification of accrued Interest	$	-	Cash paid for Interest	$	(71,531)
Principal Reductions	$	(57,500)	Reclassification of accrued Interest	$	-
Ending Balance 2010	$	1,128,339	Ending Balance 2010	$	16,992
Loans payable converted to members' capital	$	-			
Ending Balance 2010, NET	$	1,128,339			
Beginning Balance 2011	$	1,128,339	Beginning Balance 2011	$	16,992
New Loans	$	253,000	Accrued Interest 2011	$	78,814
Reclassification of accrued Interest	$	-	Cash paid for Interest	$	(72,542)
Principal Reductions	$	(409,522)	Reclassification of accrued Interest	$	-
Ending Balance 2011	$	971,817	Ending Balance 2011	$	23,264
Loans payable converted to members' capital	$	291,929			
Ending Balance 2011, NET	$	679,888			
Beginning Balance 2012	$	679,888	Beginning Balance 2012	$	23,264
New Loans	$	139,154	Accrued Interest 2012	$	41,923
Reclassification of accrued Interest	$	30,338	Cash paid for Interest	$	(26,495)
Principal Reductions	$	(43,515)	Reclassification of accrued Interest	$	(30,338)
Ending Balance 2012	$	805,865	Ending Balance 2012	$	8,354
Loans payable converted to members' capital	$	586,326			
Ending Balance 2012, NET	$	219,539			